Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel: (905) 726-2562
Fax: (905) 726-7164

Magna plan of arrangement approved

AURORA, ON, Aug. 17, 2010 - Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that the Ontario Superior Court has approved the previously announced plan of arrangement to eliminate Magna's dual class share structure. The decision of the Ontario Superior Court followed a hearing held on August 12 and 13, 2010. The Superior Court found that the arrangement is fair and reasonable.

"Today's decision by the Superior Court affirms our position that the claims of the dissident minority shareholders are without merit" said Vincent J. Galifi, Executive Vice President and Chief Financial Officer of Magna. "We believe that our shareholders, who by a large majority voted to support the proposed transaction, will be very pleased that the Court respected and upheld their vote."

It is unknown whether certain dissident minority shareholders of Magna intend to appeal the decision. Ordinarily, an appeal must be filed with the Ontario Superior Court within 30 days of the court decision.

About Magna
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 76,000 employees in 242 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

FORWARD-LOOKING STATEMENTS
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This Press Release contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements about our intentions with respect to an appeal of the Ontario Superior Court's decision regarding the fairness and reasonableness of the proposed arrangement. The forward-looking information in this Press Release is presented for the purpose of providing information about Magna's current expectations relating to the proposed arrangement and such information may not be appropriate for other purposes. Forward-looking statements may also include statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation, risks, assumptions and uncertainties related to the consummation of the proposed arrangement, including, the outcome of any appeal(s) of the decision of the Ontario Superior Court, the satisfaction or waiver of the conditions to complete the transactions contemplated by the Arrangement, and the termination of the transaction agreements; future growth prospects for electric vehicles; the market value and trading price of the Class A Subordinate Voting
Shares; and other factors set out in our management information circular/ proxy statement dated May 31, 2010, our Annual Information Form filed with securities commissions in Canada and our Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating any forward-looking statements in this Press Release, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Press Release to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035